17 May 2005	ENODIS PLC

Results for the 26 weeks ended 2 April 2005 (H105)

Continued strong growth in North America and steps to reinstate dividends

			£m (except EPS)
Q205	Q204	Change		H105	H104	Change

158.9	142.5	12%	Group turnover	308.3	290.8	6%

7.9	8.0	(1)%	Operating profit	8.8	13.8	(36)%
11.7	10.8	8%	Adjusted operating profit*	20.7	19.8	5%

(2.3)	5.1		Profit/(loss) before tax	(4.2)	7.2
8.9	6.6	35%	Adjusted profit before tax**	15.1	11.0	37%

(0.9)	1.0		Basic earnings/(loss) per share (pence)	(1.6)	1.3
1.7	1.3	31%	Adjusted diluted earnings per share (pence)**	3.0	2.3	30%

			Net Debt	(92.6)	(121.9)

157.2	135.4	16%	Like-for-like*** Food Equipment turnover	303.9	271.3	12%
14.8	12.8	16%	Like-for-like*** Food Equipment operating profit	26.4	24.1	10%

Key points

•	Like-for-like*** Food Equipment results:

o	Turnover increased by 12% in H105 and operating profit improved by 10%:

-	Food Service Equipment - North America continued its strong growth with turnover up 14% in H105 and operating profit up 18% as volume and price increases offset materials cost inflation;

-
Food Service Equipment - Europe/Asia showed mixed performances with overall turnover in H105 up 4% and operating profit down £0.5m. The European restructuring announced in November 2004 is on track; and

-
Food Retail Equipment turnover saw a strong rebound in Q2, up 38%, resulting in H105 being up 16%. Operating profit in H105 was down £0.6m as materials cost inflation offset the Q205 benefit of turnover increases.

•	Adjusted profit before tax in H105 up 37% to £15.1m (H104: £11.0m) principally as a result of a £3.2m (36%) reduction in interest costs.

•
In H105, the loss before tax was £4.2m (H104: profit £7.2m) as a result of exceptional charges of £13.5m predominantly related to European restructuring (£5.4m) and the loss on the disposal of Vent Master (£7.4m) (principally goodwill).

•	Reinstatement of dividends and capital restructuring proposals announced - an initial dividend expected in respect of FY05.

*	Before operating exceptional items and goodwill amortisation (see Other unaudited financial information in the attached financial statements for details).
**
Before all exceptional items and goodwill amortisation (see Other unaudited financial information in the attached financial statements for details). EPS additionally adjusted for the effect of deferred tax (see note 6 in the attached financial statements for details).

***	Prior year turnover and adjusted operating profit adjusted for disposals and foreign exchange (see Other unaudited financial information in the attached financial statements for details).

The above adjusted information is used throughout this document and is presented to indicate underlying operating performance of the Group

Dave McCulloch, Chief Executive Officer, said:

“We are pleased with our overall performance in the face of significant materials cost inflation and in particular with our continued strong growth in Food Service Equipment - North America.

“During the second half, we expect further growth in Food Service Equipment - North America and we will continue to mitigate the full impact of materials cost increases through price increases and cost reduction measures. We will continue to position our European operations for improved performance in 2006 while further developing our Asian infrastructure.

“Taking account of all these factors, we anticipate underlying performance for the 52 weeks ending 1 October 2005 (FY04: 53 weeks) to be in line with management’s expectations at the time of our Q105 announcement.”

Commenting on the capital restructuring proposals announced today, Peter Brooks, Chairman, said:

“Taking these steps reflects the significant progress Enodis has made over the last three years and the confidence we have in the future. In particular, the reinstatement of dividends and the substantial reduction in the ongoing interest burden for the Group provide further evidence of the Group's drive to increase shareholder value.”

For further enquiries:
Dave McCulloch	Chief Executive Officer	+44 20 7304 6006
Dave Wrench	Chief Financial Officer	+44 20 7304 6006
Richard Mountain	Financial Dynamics	+44 20 7269 7121

A meeting for equity investors and analysts will be held today at 9.00am (BST) at the offices of Financial Dynamics. For details, please contact Elaine Holder at Financial Dynamics on +44 (0) 20 7269 7121, or Tina Mularski at Enodis on +44 (0) 20 7304 6006.

SEC Filings

Enodis plc currently has a secondary listing on the New York Stock Exchange (Ticker symbol: ENO) and furnishes reports with the Securities and Exchange Commission (SEC) in the US. These reports contain additional information that is not included in this press release. Copies of the reports are available on the SEC website at www.sec.gov.

This Press Release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company’s expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance.  The forward-looking statements, by their nature, involve risks and uncertainties, many of which are beyond the Company’s control.  The Company’s actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including unfavorable changes in the price of commodities or raw materials; consolidation or loss of large customers; adverse changes in customer purchasing patterns; competitive pricing pressures; the Company’s ability to successfully innovate, develop and market new products; currency fluctuations; the outcome of lawsuits against the Company; the Company’s ability to recognize deferred tax assets; and other risks related to the Company’s U.S., U.K. and foreign operations. A more complete description of the Company’s risk factors is included under "Risk Factors" in the Company’s Annual Report on Form 20-F which was filed with the SEC during December 2004.

CHIEF EXECUTIVE OFFICER’S REVIEW

REVIEW OF OPERATIONS *

The Group’s operations comprise our Global Food Service Equipment businesses (approximately 85% of turnover) providing primary cooking, ovens, storage, preparation and holding and beverage equipment to restaurants and other customers worldwide and our Food Retail Equipment operations (approximately 15% of turnover) which provide walk-in cold storage and refrigeration display cases to supermarkets and convenience stores (“C-stores”) in North America.

Global Food Service Equipment

We are pleased by our strong first half results. In H105, our Global Food Service Equipment business achieved an operating profit increase of 13% on turnover growth of 11% and in Q205 an operating profit increase of 15% on turnover growth of 12%.

(By origin)	Turnover
	Q205	Q204	Change %	H105	H104	Change %
North America	96.8	83.5	16	188.3	164.9	14
Europe/Asia	34.1	32.9	4	68.3	65.7	4
	130.9	116.4	12	256.6	230.6	11

(By origin)	Operating Profit
	Q205	Q204	Change %	H105	H104	Change %
North America	12.3	10.2	21	22.4	19.0	18
Europe/Asia	1.1	1.5	(27)	2.3	2.8	(18)
	13.4	11.7	15	24.7	21.8	13

In North America, our businesses enjoyed strong sales growth for the fifth consecutive quarter. Turnover in Q205 continued the momentum shown in Q105, growing by 16%, leading to H105 being 14% up on the prior year. This growth was driven by a combination of:

•	market improvement, with industry estimates showing that the total equipment market grew by 4-5% in H105;

*Throughout the Review of Operations, references to operating profit or turnover refer to like-for-like adjusted operating profit or like-for-like turnover defined as follows: Prior year turnover and operating profit adjusted for goodwill amortisation, exceptional items, disposals and foreign exchange (see Other unaudited financial information in the attached financial statements for details).

•	a pull forward of orders into Q105 ahead of our January price increases which has resulted in increased turnover in Q205;

•	improved sales to both regional and global restaurant chains as they increased capital expenditure on equipment; and

•	customer menu expansion which often requires innovative new products.

As reported previously, product innovation is an important focus in our business. The move towards new menus referred to above has resulted in demand for our integrated Accelerated Cooking Technology® systems and new product introductions. Several of our products have been recognised in 2005 with Innovation Awards from the National Restaurant Association (“NRA”). We won awards for the following products:

•	Merrychef’s Accelerated Cooking Oven, which cooks high quality appetizers, entrees and desserts up to 10 times faster than conventional ovens;

•	Lincoln’s Dual Technology Finishers (“DTF”), which deliver fast, high quality foods by combining conveyor technology with patented cooking processes; and

•
Delfield’s Refrigeration with Liquitec® technology, which provides demonstrable operational cost savings while increasing the flexibility of refrigeration design, helping to optimise kitchen and storage space.

In Q105 we shipped a number of Lincoln/Delfield equipment packages to support the McDonald's hot deli sandwich concept for roll-out in Australia, New Zealand and Canada. The hot deli sandwich station comprises a Lincoln Dual Technology toasting oven and a Delfield Liquitec ® energy efficient refrigerated preparation station.

In Q105, Garland Canada shipped the first phase of a roll-out order for integrated pasta stations to a casual dining chain. This featured customised Delfield preparation units sold together with Garland induction cooking units.

In the UK, we are close to completing a roll-out of approximately 250 Convotherm convection ovens for Burger King. White Hen, a Midwest US C-store chain, has decided to power its new sandwich programme at more than 100 locations with the Lincoln DTF. This success was followed by the first orders for integrated cooking and sandwich systems by the South Eastern division of one of the largest C-store chains in North America. Those integrated systems, which leveraged Enodis’ industry-leading breadth of product offerings, included Merrychef accelerated cooking ovens, Lincoln DTF units, Delfield custom preparation stations with Liquitec® technology, and other Enodis equipment. Several tests are underway involving Accelerated Cooking Technology® with major fast food, casual dining and C-store chains which could lead to roll-outs in 2006.

*Throughout the Review of Operations, references to operating profit or turnover refer to like-for-like adjusted operating profit or like-for-like turnover defined as follows: Prior year turnover and operating profit adjusted for goodwill amortisation, exceptional items, disposals and foreign exchange (see Other unaudited financial information in the attached financial statements for details).

One of the world’s leading retailers has initiated a programme to convert a number of its stores to Nugget Ice for beverage dispensing. This technology provides savings in energy costs to operators.

As well as the NRA Innovation Awards, eight Enodis companies were recognised by Food Equipment and Supplies magazine as “Best in Class”. For the fourth consecutive year, Frymaster was voted overall Best in Class in the fryer segment. Cleveland was voted number one overall for steamers for the third consecutive year. Delfield, Lincoln and Merco Savory were again voted number one for chef’s, preparation stations, conveyor ovens and rotisseries respectively. Jackson, Garland and Scotsman products were also recognised among the Best in Class in specific categories. At upcoming trade shows, we expect to launch a number of new products which will further broaden our product offering.

In addition to opportunities associated with Accelerated Cooking Technology® and increased core product volumes, our turnover has also benefited from the successful implementation of sales price increases in order to counter significant materials price inflation. These, together with improvements delivered by our lean manufacturing and purchasing initiatives, have contributed to North American operating profit increases of 18% in H105 and 21% in Q205. Materials price inflation has continued at high levels and we expect to see the full impact in the second half. We expect to mitigate the effect through our recent sales price increases and further benefits of our purchasing and cost saving initiatives.

Turnover in our Europe/Asia businesses was up 4% in H105 as markets continued to be mixed. In the UK, conditions were difficult. However, Scotsman Beverage Systems (“SBS”) achieved significant sales growth through a combination of broader market penetration and new product sales, particularly with coolers for Scottish Courage. In addition, we will supply new dispensing fonts for Fosters and we are pleased to announce our new partnership with Heineken Beer Systems BV. We will supply Heineken affiliates with mobile dispense units designed to provide high quality beer for small or mobile locations. The unit uses small 20-litre casks and holds beer fresh for up to twenty days.

*Throughout the Review of Operations, references to operating profit or turnover refer to like-for-like adjusted operating profit or like-for-like turnover defined as follows: Prior year turnover and operating profit adjusted for goodwill amortisation, exceptional items, disposals and foreign exchange (see Other unaudited financial information in the attached financial statements for details).

Our new Convotherm +3 combi-ovens recently won international design awards - including the IF Design Award. Momentum is building on this exciting new product line and we plan to introduce it to North America at the NAFEM show in September.

Turnover in the European Ice businesses was essentially flat but remains a major contributor to the Group.

In Europe/Asia, the improvements in turnover arising from volume increases have not resulted in improved operating profit as any benefits have been offset by price and cost pressures, the effects of adverse product mix and increased R&D and marketing costs. Operating profit was down in H105 by £0.5m (18%) and by £0.4m (27%) in Q205. However, we are beginning to see the benefits of our restructuring programme particularly at Guyon now that manufacturing at that loss-making facility has ceased.

Food Retail Equipment

	Q205	Q204	Change %	H105	H104	Change %

Turnover	26.3	19.0	38	47.3	40.7	16
Operating Profit	1.4	1.1	27	1.7	2.3	(26)

Turnover in Q2 increased significantly as orders deferred from Q1 crystallised, resulting in turnover in H105 up 16%.

Our customer service initiatives at Kysor//Warren are reaping benefits. We believe that we are gaining market share by winning new business with leading supermarket chains in the US, Canada and Mexico for both display cases and refrigeration systems.

We are negotiating price increases, however the increases that we have achieved in the competitive environment have lagged the effects of materials price inflation and so operating profit has not shown the same improvements as turnover.

*Throughout the Review of Operations, references to operating profit or turnover refer to like-for-like adjusted operating profit or like-for-like turnover defined as follows: Prior year turnover and operating profit adjusted for goodwill amortisation, exceptional items, disposals and foreign exchange (see Other unaudited financial information in the attached financial statements for details).

FINANCIAL OVERVIEW

Group turnover in H105 was £308.3m (H104: £290.8m) an increase of £17.5m (6%) despite the adverse impact of £13.0m arising from the translation effect of foreign exchange rate movements. In Q205 Group turnover was £158.9m (Q204: £142.5m) an increase of £16.4m (12%) despite £3.8m arising from adverse foreign exchange effects.

In H105, Group operating profit before goodwill amortisation and exceptional items (“adjusted operating profit”) was £20.7m (2004: £19.8m) an increase of £0.9m (5%) despite the adverse impact of £1.1m arising from the translation effect of foreign exchange rate movements. In Q205, adjusted operating profit was £11.7m (Q204: £10.8m) an increase of £0.9m despite £0.4m arising from adverse foreign exchange effects.

In H105, the loss before tax was £4.2m (H104: profit £7.2m) as we incurred exceptional charges of £13.5m (H104: credit of £2.2m). £5.4m has been charged in respect of our European restructuring programme which remains on track and we expect the full year cost to be approximately £6.5m with a cash impact of approximately £4.6m. The Group incurred a loss of £7.4m in respect of the sale of its Vent Master businesses, principally arising from the non-cash write back of goodwill (£8.0m) previously written off to reserves. As a result of this disposal, Group net assets increased by £0.6m. To date, we have incurred charges of £0.7m in respect of our capital restructuring project.

Adjusted profit before tax was £15.1m (H104: £11.0m) a £4.1m (37%) increase as a £3.2m reduction in the Group’s interest charge, principally as a result of lower debt balances, lower borrowing margins and reduced deferred finance charges. This effect was enhanced by improvements in adjusted operating profit. In Q205 an improvement of £2.3m (35%) compared to Q204 included a £1.4m reduction in interest.

Our H105 adjusted diluted earnings per share was 3.0p (H104: 2.3p). The basic loss per share was 1.6p (H104: earnings per share 1.3p), with the reduction arising principally from the effect of the exceptional charges. No dividend is proposed for the period (H104: nil).

Cash flow

Net debt at the end of H105 was £92.6m which was £29.3m lower than the prior year. Compared to the end of FY04, net debt has increased by £1.3m; a summary of movements is as follows:

£m
Net debt at 3 October 2004	91.3
Operating cash flow before exceptional items	(8.9)
Net capital expenditure	7.1
Tax and interest	8.2
Restructuring programmes, disposals, share option exercises and other	(1.4)
Foreign exchange	(3.7)
Net debt at 2 April 2005	92.6

In H105, pre-exceptional operating cash inflow of £8.9m (H104: inflow £21.2m) included a working capital outflow of £16.4m (H104: £1.0m) partially due to the timing of our period ends, the increased level of trading activity and increased payments in respect of year-end accounts payable and accruals. Cash conversion days in H105 were broadly in line with H104.

The Group historically generates higher levels of operating cash flow in the second half of its financial year as a result of business seasonality. These factors have contributed to a small increase in net debt in the first half as operating cash inflows have been offset by increased capital expenditure, interest and tax payments.

Exceptional items

During H105, the Group incurred the following exceptional charges in respect of restructuring programmes and disposals:

•	European restructuring (£5.4m)

There are three elements to the programme:

•	the closure of Guyon manufacturing in France;

•	consolidation of manufacturing for our European Beverage business into the UK from Germany; and

•	the reshaping of other UK businesses including exiting some minor unprofitable product lines.

Associated costs charged include redundancy, fixed asset and inventory write downs, vacant property costs and operating loss provisions arising from the decision to cease manufacturing in our Guyon factory. The majority of the initial programme has been finalised and to date we have charged £5.4m including cash costs of £2.5m. We expect to incur further charges in the remainder of FY05, principally in respect of redundancy costs. This will bring the full year charge, in line with our plan, to approximately £6.5m with a cash impact of approximately £4.6m.

We are seeing the early benefits from this programme, particularly at Guyon, and expect to see more during the balance of the year. We expect to realise the full annualised benefit, expected to be approximately £2m, in FY06.

•	Sale of Vent Master businesses (£7.4m)

On 4 March 2005, we completed the sale of the Group’s Vent Master businesses to the Halton Group. The Group received consideration of £3.1m ($6m) in cash and incurred costs associated with the sale of £0.6m. The exceptional loss on disposal was £7.4m primarily due to the non-cash write back of goodwill (£8.0m) previously written off to reserves. As a result of this disposal, Group net assets increased by £0.6m.

Enodis and Halton also announced a strategic alliance including specific supply and development agreements along with an overall vision of creating high performance kitchens. Halton will provide the technologies for climate controlled, environmentally friendly indoor air systems and Enodis will continue to develop small footprint Accelerated Cooking Technology® systems creating integrated high performance kitchens that are profitable for restaurant operators. The companies are already operating in a number of mutually beneficial ways.

Capital restructuring

As a result of the significant progress made by Enodis over the last three years and reflecting the Group’s prospects, Enodis has today announced, in a separate press release, a capital restructuring programme which will allow the reinstatement of dividends and is intended to lead to the termination of the Company's SEC reporting obligations. The programme is intended also to simplify the Group's debt financing, reduce interest and compliance costs and free up management time to focus on further business growth. The programme is expected to deliver considerable financial benefits to the Group, including annual cash interest savings of approximately £4.5m and compliance and listing cost savings of approximately £3.0m per annum. Considering these external costs alone, and making no allowance for the significant savings of management time, the Board is of the view that the programme has a two year payback, a positive net present value and will be earnings enhancing in FY06.

To date, we have charged £0.7m in respect of our capital restructuring and we expect that the full year exceptional costs will total approximately £21m, including approximately £14.5m of interest prepayment on the Notes, £3.6m of non-cash write off of deferred finance costs and £2.6m of fees. As a result of the cash costs of the total transaction, debt will increase by approximately £17m. If the Group were to have redeemed the Notes at the first call date of April 2007, the exceptional costs then would have been approximately £8m (being an early redemption premium of £5.2m and deferred finance write off of £2.8m).

OTHER

Foreign exchange

The Group presents its results in sterling and is therefore exposed to the translation effects of foreign currency exchange rate movements, particularly the US dollar. As we have indicated in the past, we estimate that a one cent movement in the US dollar affects our adjusted operating profit by approximately £0.3m per annum. We therefore present like-for-like information which, adjusted for disposed businesses where relevant, removes the effects of currency exchange rate movements and gives a clearer indication of the underlying performance of the Group.

International Financial Reporting Standards (IFRS)

The Group currently prepares its financial statements under UK GAAP. We will adopt IFRS for our 2006 financial year. We are well advanced in our plans for transitioning to IFRS and will provide detailed guidance at a later date on how our reported performance and financial position will be affected by this change. For the purposes of preliminary guidance, we expect that the principal areas of difference will be accounting for goodwill, share options and pensions. By far the most material change will be in relation to goodwill accounting.

Sarbanes-Oxley

As a result of our SEC registration and covenants under our Senior Subordinated Notes, we are required currently to comply with the Sarbanes-Oxley Act (“the Act”). We are in compliance with the applicable sections of the Act which are currently in force.

Following the recent announcement by the SEC of a delay in implementation of s.404 of the Act for foreign private issuers and assuming that our existing registration under the Exchange Act has not been terminated, our first financial year of compliance will be the financial year ending 30 September 2006.

OUTLOOK

Consumer spending on food and beverage continues to grow, driven by lifestyle changes and increased disposable income.

For the balance of the year, we expect the North American food service equipment market to grow at an annualised rate of approximately 4.5% and weakness in Europe to continue.

In our Food Service Equipment - North America businesses, we are well positioned to meet demand for new menu items, especially at regional and global restaurant chains where the key requirements of “fast – hot – fresh” can be met by our range of Accelerated Cooking Technology® products. We expect our growth to continue, albeit at a slower rate than in the first half against the strong comparators of 9% growth in Q304 and 10% in Q404. In particular, in Q3 we expect that the impact of the Q2 “pull forward” of turnover will be counter-balanced. During the second half, we expect to feel the full impact of materials cost inflation in all our businesses but we should continue to mitigate this through price increases, lean manufacturing and purchasing initiatives.

Our Food Service Equipment - Europe/Asia businesses will continue to face challenging market conditions in which it is difficult to pass on increased materials costs to our customers. We will focus on new product opportunities particularly from Scotsman Beverage Systems and Convotherm. We expect to see continued benefits from the successful completion of our European restructuring programme.

Additionally, across our Food Service Equipment businesses, we will incur increased strategic expenditure both on investment in marketing and R&D on next generation products, as well as on investment in infrastructure in Asia to support our major restaurant chain customers in the region.

Based on order backlog and order rates, our Food Retail Equipment businesses should have a strong second half in terms of turnover but market conditions will make it difficult for us to pass on increased materials costs to our customers.

In the second half, we expect to incur further costs in respect of our Capital restructuring programme bringing the total to approximately £21m. We will not see the annualised benefits of this programme of approximately £8m until FY06. In addition, as previously discussed, we expect to incur costs of approximately £1m for the completion of our current European restructuring programme.

Taking account of all these factors, we anticipate underlying performance for the 52 weeks ending 1 October 2005 (FY04: 53 weeks) to be in line with management’s expectations at the time of our Q105 announcement.

Dave McCulloch
Chief Executive Officer
17 May 2005

Group profit and loss account
26 weeks to 2 April 2005

		26 weeks to 2 April 2005			26 weeks to 27 March 2004

		Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m	£m	£m	£m
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Turnover
Food Equipment		308.2	-	308.2	290.5	-	290.5
Property		0.1	-	0.1	0.3	-	0.3
			-
Total turnover	2	308.3	-	308.3	290.8	-	290.8

Operating profit/(loss) before goodwill amortisation
Food Equipment		25.8	(5.4)	20.4	25.1	-	25.1
Property		(0.1)	-	(0.1)	(0.9)	-	(0.9)
Corporate costs		(5.0)	(0.7)	(5.7)	(4.4)	-	(4.4)
		20.7	(6.1)	14.6	19.8	-	19.8

Goodwill amortisation		(5.8)	-	(5.8)	(6.0)	-	(6.0)
Operating profit/(loss)	3	14.9	(6.1)	8.8	13.8	-	13.8

Profit /(loss) on disposal of business		-	(7.4)	(7.4)	-	2.2	2.2
Profit/(loss) on ordinary activities before interest and taxation		14.9	(13.5)	1.4	13.8	2.2	16.0

Net interest payable and similar charges		(5.6)	-	(5.6)	(8.8)	-	(8.8)
Profit/(loss) on ordinary activities before taxation		9.3	(13.5)	(4.2)	5.0	2.2	7.2
Tax on profit/(loss) on ordinary activities	5	(2.0)	(0.2)	(2.2)	(1.9)	-	(1.9)
Profit/(loss) on ordinary activities after taxation		7.3	(13.7)	(6.4)	3.1	2.2	5.3
Equity minority interest		(0.2)	-	(0.2)	(0.1)	-	(0.1)
Retained profit/(loss)		7.1	(13.7)	(6.6)	3.0	2.2	5.2

Earnings/(loss) per share (pence)	6			Pence (Unaudited)			Pence (Unaudited)

Basic earnings/(loss) per share				(1.6)			1.3
Adjusted basic earnings per share				3.1			2.3
Diluted earnings/(loss) per share				(1.6)			1.3
Adjusted diluted earnings per share				3.0			2.3

Group statement of total recognised gains and losses				26 weeks to 2 April 2005 £m (Unaudited)			26 weeks to 27 March 2004 £m (Unaudited)

Retained profit/(loss)			(6.6)				5.2
Currency translation differences on foreign currency net investments			(7.3)				(10.6)

Total recognised gains and losses for the period			(13.9)				(5.4)

Group profit and loss account
13 weeks to 2 April 2005

		13 weeks to 2 April 2005			13 weeks to 27 March 2004

		Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m	£m	£m	£m
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Turnover
Food Equipment		158.8	-	158.8	142.5	-	142.5
Property		0.1	-	0.1	-	-	-
			-
Total turnover	2	158.9	-	158.9	142.5	-	142.5

Operating profit/(loss) before goodwill amortisation
Food Equipment		14.4	(0.2)	14.2	13.1	-	13.1
Property		0.1	-	0.1	(0.2)	-	(0.2)
Corporate costs		(2.8)	(0.7)	(3.5)	(2.1)	-	(2.1)
		11.7	(0.9)	10.8	10.8	-	10.8

Goodwill amortisation		(2.9)	-	(2.9)	(2.8)	-	(2.8)
Operating profit/(loss)	3	8.8	(0.9)	7.9	8.0	-	8.0

Profit /(loss) on disposal of business		-	(7.4)	(7.4)	-	1.3	1.3
Profit/(loss) on ordinary activities before interest and taxation		8.8	(8.3)	0.5	8.0	1.3	9.3

Net interest payable and similar charges		(2.8)	-	(2.8)	(4.2)	-	(4.2)
Profit/(loss) on ordinary activities before taxation		6.0	(8.3)	(2.3)	3.8	1.3	5.1
Tax on profit/(loss) on ordinary activities		(1.0)	(0.2)	(1.2)	(1.2)	-	(1.2)
Profit/(loss) on ordinary activities after taxation		5.0	(8.5)	(3.5)	2.6	1.3	3.9
Equity minority interest		(0.1)	-	(0.1)	(0.1)	-	(0.1)
Retained profit/(loss)		4.9	(8.5)	(3.6)	2.5	1.3	3.8

Earnings/(loss) per share (pence)	6			Pence (Unaudited)			Pence (Unaudited)

Basic earnings/(loss) per share				(0.9)			1.0
Adjusted basic earnings per share				1.8			1.3
Diluted earnings/(loss) per share				(0.9)			1.0
Adjusted diluted earnings per share				1.7			1.3

Group statement of total recognised gains and losses				13 weeks to 2 April 2005 £m (Unaudited)			13 weeks to 27 March 2004 £m (Unaudited)

Retained profit/(loss)			(3.6)				3.8
Currency translation differences on foreign currency net investments			2.5				(3.4)

Total recognised gains and losses for the period			(1.1)				0.4

Group profit and loss account
53 weeks to 2 October 2004
		53 weeks to 2 October 2004
		Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m
Turnover
Food Equipment		644.7	-	644.7
Property		11.4	-	11.4

Total turnover	2	656.1	-	656.1

Operating profit/(loss) before goodwill amortisation
Food Equipment		65.1	-	65.1
Property		2.7	-	2.7
Corporate costs		(10.5)	(3.2)	(13.7)
		57.3	(3.2)	54.1

Goodwill amortisation		(12.2)	-	(12.2)
Operating profit/(loss)	3	45.1	(3.2)	41.9
Profit /(loss) on disposal of business		-	2.2	2.2
Profit/(loss) on ordinary activities before interest and taxation		45.1	(1.0)	44.1

Net interest payable and similar charges		(16.1)	(2.7)	(18.8)
Profit/(loss) on ordinary activities before taxation		29.0	(3.7)	25.3
Tax on profit/(loss) on ordinary activities	5	17.5	1.2	18.7
Profit/(loss) on ordinary activities after taxation		46.5	(2.5)	44.0

Equity minority interest		(0.1)	-	(0.1)
Retained profit/(loss)		46.4	(2.5)	43.9

Earnings per share (pence)	6			Pence

Basic earnings per share				11.0
Adjusted basic earnings per share				8.7
Diluted earnings per share				10.9
Adjusted diluted earnings per share				8.6

Group statement of total recognised gains and (losses)				53 weeks to 2 October 2004
				£m

Retained profit/(loss)				43.9
Currency translation differences on foreign currency net investments				(8.2)

Total recognised gains and losses for the period				35.7

Group balance sheet

	Notes	2 April	27 March	2 October
		2005	2004	2004
		£m (Unaudited)	£m (Unaudited)	£m

Fixed assets
Intangible assets: Goodwill		168.6	186.7	182.3
Tangible assets		75.3	74.5	78.0
Investments		3.1	3.9	3.3
		247.0	265.1	263.6
Current assets
Stocks		83.5	76.6	83.2
Debtors		101.5	102.4	111.7
Deferred tax asset		45.5	21.7	47.2
Cash at bank and in hand		35.7	50.9	52.4
		266.2	251.6	294.5
Creditors falling due within one year
Borrowings		(3.2)	(25.7)	(7.2)
Other creditors		(159.9)	(157.2)	(183.6)
		(163.1)	(182.9)	(190.8)
Net current assets		103.1	68.7	103.7

Total assets less current liabilities		350.1	333.8	367.3

Financed by:
Creditors falling due after more than one year
Borrowings		120.9	140.0	131.9
Provisions for liabilities and charges		37.1	38.0	38.5
		158.0	178.0	170.4

Capital and reserves
Called up equity share capital		201.1	200.5	200.5
Share premium account		234.7	234.3	234.3
Profit and loss account		(241.6)	(276.8)	(235.7)
ESOP Trust		(2.4)	(2.4)	(2.4)
Equity shareholders’ funds	8	191.8	155.6	196.7

Equity minority interests		0.3	0.2	0.2

		350.1	333.8	367.3

Group cash flow statement

		26 weeks to	26 weeks to	53 weeks to
		2 April	27 March	2 October
		2005	2004	2004
	Notes	£m (Unaudited)	£m (Unaudited)	£m

Net cash flow from operations before exceptional items		8.9	21.2	75.3
Net cash flow effect of exceptional items		(2.7)	-	-

Net cash inflow/(outflow) from operating activities	(a)	6.2	21.2	75.3

Dividends from joint ventures		0.3	-	-

Return on investments and servicing of finance
Net interest paid		(5.4)	(8.0)	(16.7)

Taxation
Overseas and UK tax paid		(2.8)	(1.9)	(6.7)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(7.4)	(4.7)	(14.0)
Receipts from sale of tangible fixed assets		0.3	-	0.6
		(7.1)	(4.7)	(13.4)

Acquisitions and disposals
(Acquisitions)/disposal of subsidiary undertakings		2.8	-	(0.8)

Cash inflow/(outflow) before financing		(6.0)	6.6	37.7

Financing
Issue of share capital		1.0	0.4	0.4
Net increase/(decrease) in term loans and other borrowings		(12.2)	(32.3)	(63.0)
		(11.2)	(31.9)	(62.6)

Net increase/(decrease) in cash in the period		(17.2)	(25.3)	(24.9)

Notes to the group cash flow statement

(a)  Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	26 weeks to 2 April 2005			26 weeks to 27 March 2004
	Before exceptional items	Effect of exceptional items	Total	Before exceptional items	Effect of exceptional items	Total
	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)

Operating profit/(loss)	14.9	(6.1)	8.8	13.8	-	13.8
Depreciation	5.8	0.3	6.1	5.8	-	5.8
Amortisation	5.8	-	5.8	6.0	-	6.0
Increase/(decrease) in provisions	(1.2)	1.9	0.7	(3.4)	-	(3.4)
(Increase)/decrease in stock	(4.3)	1.0	(3.3)	(5.5)	-	(5.5)
(Increase)/decrease in debtors	4.9	0.1	5.0	9.5	-	9.5
Increase/(decrease) in creditors	(17.0)	0.1	(16.9)	(5.0)	-	(5.0)
Net cash inflow/(outflow) from operating activities	8.9	(2.7)	6.2	21.2	-	21.2

	53 weeks to 2 October 2004
	Before exceptional items	Effect of exceptional items	Total
	£m	£m	£m
Operating profit/(loss)	45.1	(3.2)	41.9
Depreciation	11.5	-	11.5
Amortisation	12.2	-	12.2
Increase/(decrease) in provisions	(3.3)	-	(3.3)
(Increase)/decrease in stock	(10.8)	-	(10.8)
(Increase)/decrease in debtors	2.1	-	2.1
Increase/(decrease) in creditors	18.5	3.2	21.7
Net cash inflow/(outflow) from operating activities	75.3	-	75.3

(b)  Reconciliation of net cash flow to movement in net debt

	2 April	27 March	2 October
	2005	2004	2004
	£m	£m	£m
	(Unaudited)	(Unaudited)
Net debt at the start of period	(91.3)	(139.7)	(139.7)
Increase/(decrease) in net cash in the period	(17.2)	(25.3)	(24.9)
Net (increase)/decrease in other loans	12.2	32.3	63.0
Translation difference	3.7	10.8	10.3
Net debt at end of period	(92.6)	(121.9)	(91.3)

(c)  Reconciliation of net debt to balance sheet

	2 April	27 March	2 October
	2005	2004	2004
	£m (Unaudited)	£m (Unaudited)	£m

Cash at bank and in hand	35.7	50.9	52.4
Current borrowing	(3.2)	(25.7)	(7.2)
Exclude current proportion of deferred financing costs	(0.7)	(1.9)	(0.7)
	31.8	23.3	44.5
10⅜% senior subordinated notes	(100.0)	(100.0)	(100.0)
Long-term debt	(19.5)	(38.6)	(30.5)
Long-term lease obligations	(1.4)	(1.4)	(1.4)
Exclude long-term proportion of deferred financing costs	(3.5)	(5.2)	(3.9)
Net debt at end of period	(92.6)	(121.9)	(91.3)

Notes to the financial statements.

1. Basis of Preparation

The accompanying condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). The interim financial statements are unaudited but include all adjustments which management considers necessary for a fair presentation of the Group’s (Enodis plc and subsidiary undertakings) financial position and operating results for the 26 and 13 week periods ended 2 April 2005 and 27 March 2004 and the cash flows for the 26 weeks ended 2 April 2005. Certain information and footnote disclosures normally included in statutory financial statements prepared in accordance with UK GAAP have been condensed or omitted. The results of operations for the 26 and 13 weeks ended 2 April 2005 may not necessarily be indicative of the operating results that may be achieved for the 52 week period ending 1 October 2005.

The interim financial statements have been prepared on the basis of the accounting policies set out in the Group’s financial statements for the period ended 2 October 2004. Therefore, these interim financial statements should be read in conjunction with the financial statements and the notes thereto included in the Group’s 2004 Annual Report.

UK GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The application of the latter would have affected the determination of profit/(loss) to the extent summarised in Note 9 to these interim financial statements.

The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The figures for the 53 weeks to 2 October 2004 are based upon the 2004 Annual Report but do not comprise statutory accounts for that period. The audited financial statements have been delivered to the Registrar of Companies following approval at the Annual General Meeting of the Company on 16 February 2005. The Auditors made an unqualified report on those accounts and their report did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The figures for the 26 and 13 week periods to 2 April 2005 and 27 March 2004 have been extracted from underlying accounting records and have not been audited.

2. Turnover

	26 weeks to	26 weeks to	13 weeks to	13 weeks to	53 weeks to
	2 April	27 March	2 April	27 March	2 October
	2005	2004	2005	2004	2004
	£m	£m	£m	£m	£m
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Food Service Equipment - North America	190.9	179.3	97.6	88.8	395.9
Food Service Equipment - Europe/Asia	70.0	67.7	34.9	33.9	145.3
Global Food Service Equipment	260.9	247.0	132.5	122.7	541.2
Food Retail Equipment	47.3	43.5	26.3	19.8	103.5
Food Equipment	308.2	290.5	158.8	142.5	644.7
Property	0.1	0.3	0.1	-	11.4
	308.3	290.8	158.9	142.5	656.1

Notes to the financial statements (continued)

3. Operating profit/(loss)

	26 weeks to 2 April 2005			26 weeks to 27 March 2004
	Before exceptional items	Exceptional Items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)

Food Service Equipment - North America	22.2	-	22.2	20.3	-	20.3
Food Service Equipment - Europe/Asia	1.9	(5.4)	(3.5)	2.4	-	2.4
Global Food Service Equipment	24.1	(5.4)	18.7	22.7	-	22.7
Food Retail Equipment	1.7	-	1.7	2.4	-	2.4
	25.8	(5.4)	20.4	25.1	-	25.1
Food Equipment goodwill amortisation	(5.8)	-	(5.8)	(6.0)	-	(6.0)
Food Equipment	20.0	(5.4)	14.6	19.1	-	19.1
Property	(0.1)	-	(0.1)	(0.9)	-	(0.9)
Corporate costs	(5.0)	(0.7)	(5.7)	(4.4)	-	(4.4)
Continuing operations	14.9	(6.1)	8.8	13.8	-	13.8

	13 weeks to 2 April 2005			13 weeks to 27 March 2004
	Before exceptional items	Exceptional Items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)	£m (Unaudited)

Food Service Equipment - North America	12.0	-	12.0	10.7	-	10.7
Food Service Equipment - Europe/Asia	1.0	(0.2)	0.8	1.3	-	1.3
Global Food Service Equipment	13.0	(0.2)	12.8	12.0	-	12.0
Food Retail Equipment	1.4	-	1.4	1.1	-	1.1
	14.4	(0.2)	14.2	13.1	-	13.1
Food Equipment goodwill amortisation	(2.9)	-	(2.9)	(2.8)	-	(2.8)
Food Equipment	11.5	(0.2)	11.3	10.3	-	10.3
Property	0.1	-	0.1	(0.2)	-	(0.2)
Corporate costs	(2.8)	(0.7)	(3.5)	(2.1)	-	(2.1)
Continuing operations	8.8	(0.9)	7.9	8.0	-	8.0

	53 weeks to 2 October 2004
	Before exceptional items	Exceptional Items (note 4)	Total
	£m	£m	£m

Food Service Equipment - North America	51.3	-	51.3
Food Service Equipment - Europe/Asia	6.7	-	6.7
Global Food Service Equipment	58.0	-	58.0
Food Retail Equipment	7.1	-	7.1
	65.1	-	65.1
Food Equipment goodwill amortisation	(12.2)	-	(12.2)
Food Equipment	52.9	-	52.9
Property	2.7	-	2.7
Corporate costs	(10.5)	(3.2)	(13.7)
Continuing operations	45.1	(3.2)	41.9

Notes to the financial statements (continued)

4. Exceptional items

(a) Operating exceptional items	26 weeks to	26 weeks to	53 weeks to
	2 April	27 March	2 October
	2005	2004	2004
	£m (Unaudited)	£m (Unaudited)	£m

Restructuring costs	5.4	-	-
Capital Restructuring	0.7	-	-
Litigation costs	-	-	3.2
Operating exceptional items	6.1	-	3.2

2005

Restructuring costs of £5.4m relate to the European restructuring programme initiated and announced in November 2004 and represent the costs of rationalising manufacturing capacity at three locations. The restructuring includes the redundancy costs of 140 people, charges relating to the write down of fixed assets and inventory, vacant property costs and operating losses from the date of the programme announcement to the date of completion. At the end of the period the remaining provision, principally in respect of redundancy costs, was £1.7m.

Costs incurred to date on the capital restructuring programme of £0.7m have been charged in the period. This programme will allow the reinstatement of dividends and is intended to lead to the termination of the Group’s SEC reporting obligations. In addition, the programme is intended to simplify the Group’s debt financing structure, reduce interest and compliance costs and free up management time to focus on further business growth. Total costs of the project are expected to be approximately £21m, of which approximately £17m will be cash.

2004

As a result of our decision in 2004 to appeal adverse decisions of the Bankruptcy Court and District Court for the Northern District of Indiana in connection with our Consolidated Industries-related cases, the Group reassessed its accruals for legal costs for defending the claims and provided a further £3.2m (2003: £3.1m).

(b) Disposal of businesses	26 weeks to	26 weeks to	53 weeks to
	2 April	27 March	2 October
	2005	2004	2004
	£m (Unaudited)	£m (Unaudited)	£m

Profit/(loss) on disposals	(7.4)	2.2	2.2

2005

On 4 March 2005, we completed the sale of the Group’s Vent Master businesses to the Halton Group. The Group received consideration of £3.1m ($6m) in cash and incurred costs associated with the sale of £0.6m. The exceptional loss on disposal was £7.4m due to the write back of goodwill previously written off to reserves.

2004

In November 2003 and in April 2004 respectively, the majority of warranties and indemnities that the Group gave at the time of the disposal of two of its subsidiaries expired. As a result, accruals of £0.9m and £1.3m were credited to the profit and loss account in Q104 and Q204 respectively.

Notes to the financial statements (continued)

4. Exceptional items (continued)

(c) Net interest payable and similar charges	26 weeks to	26 weeks to	53 weeks to
	2 April	27 March	2 October
	2005	2004	2004
	£m (Unaudited)	£m (Unaudited)	£m
Deferred financing fees	-	-	2.7
	-	-	2.7

Deferred finance fees written off of £2.7m relate to amounts previously capitalised in respect of the senior credit facility that was replaced by the Group’s refinancing that was completed on 17 September 2004.

5. Taxation

(a) Analysis of charge in period	26 weeks to	26 weeks to	53 weeks to
	2 April	27 March	2 October
	2005	2004	2004
	£m (Unaudited)	£m (Unaudited)	£m

The tax charge for the current period comprised:
UK taxation at 30% (2004:30%)	-	-	-
Foreign taxation - current year	2.8	1.9	7.1
- prior year	-	-	(0.7)
	2.8	1.9	6.4
Deferred taxation	(0.8)	-	(23.9)
	2.0	1.9	(17.5)
Tax expense/(benefit) on exceptional items	0.2	-	(1.2)
	2.2	1.9	(18.7)

(b) The Group’s effective tax rate benefits from the effect of tax losses brought forward.

(c) Tax on exceptional items includes:	26 weeks to	26 weeks to	53 weeks to
	2 April	27 March	2 October
	2005	2004	2004
	£m (Unaudited)	£m (Unaudited)	£m
Current tax expense/(benefit)	-	-	(0.1)
Deferred tax expense/(benefit)	0.2	-	(1.1)
	0.2	-	(1.2)

6. Earnings/(loss) per share

	26 weeks to	26 weeks to	13 weeks to	13 weeks to	53 weeks to
	2 April	27 March	2 April	27 March	2 October
	2005	2004	2005	2004	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	£m	£m	£m	£m	£m

Retained profit/(loss) attributable to shareholders	(6.6)	5.2	(3.6)	3.8	43.9

	m	m	m	m	m

Basic weighted average number of shares	400.3	399.4	400.6	399.6	399.6
Dilutive number of shares from executive share options schemes*	-	2.0	-	3.0	2.3
Diluted weighted average number of shares	400.3	401.4	400.6	402.6	401.9
Adjusted impact of dilutive number of shares from executive share option schemes*	4.7	-	6.0	-	-
Adjusted diluted weighted average number of shares	405.0	401.4	406.6	402.6	401.9

Notes to the financial statements (continued)

6. Earnings/(loss) per share (continued)

	26 weeks to	26 weeks to	13 weeks to	13 weeks to	53 weeks to
	2 April	27 March	2 April	27 March	2 October
	2005	2004	2005	2004	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Pence	Pence	Pence	Pence	Pence

Basic earnings/(loss) per share	(1.6)	1.3	(0.9)	1.0	11.0
Effect per share of:
Exceptional items	3.4	(0.5)	2.1	(0.3)	0.6
Goodwill amortisation	1.4	1.5	0.7	0.6	3.1
Pre-exceptional deferred tax	(0.1)	-	(0.1)	-	(6.0)
Adjusted basic earnings per share	3.1	2.3	1.8	1.3	8.7

Diluted earnings/(loss) per share*	(1.6)	1.3	(0.9)	1.0	10.9
Effect per share of:
Exceptional items	3.4	(0.5)	2.1	(0.3)	0.6
Goodwill amortisation	1.4	1.5	0.7	0.6	3.1
Pre-exceptional deferred taxation	(0.1)	-	(0.1)	-	(6.0)
Adjusted impact of dilutive number of shares from executive share options schemes*	(0.1)	-	(0.1)	-	-
Adjusted diluted earnings per share	3.0	2.3	1.7	1.3	8.6

* In respect of the loss making periods above, FRS14 prohibits the disclosure of reduced loss per share as a result of dilution. Therefore, for these periods, unadjusted diluted loss per share equals unadjusted basic loss per share.

Adjusted earnings per share before exceptional items (note 4), goodwill amortisation and deferred taxation are disclosed to reflect the underlying performance of the Group.

7. Foreign currency translation

The results of subsidiary companies reporting in US dollars have been translated at the following rates:

	26 weeks to	26 weeks to	13 weeks to	13 weeks to	53 weeks to
	2 April	27 March	2 April	27 March	2 October
	2005	2004	2005	2004	2004

Average exchange Rate £1= US$	1.90	1.78	1.90	1.83	1.79
Closing exchange Rate £1 =US$	1.89	1.81	1.89	1.81	1.80

8. Reconciliation of movements in equity shareholders’ funds

	26 weeks to	26 weeks to	13 weeks to	13 weeks to	53 weeks to
	2 April	27 March	2 April	27 March	2 October
	2005	2004	2005	2004	2004

Profit/(loss) for the period	(6.6)	5.2	(3.6)	3.8	43.9
Currency translation differences on foreign currency net investments	(7.3)	(10.6)	2.5	(3.4)	(8.2)
Total recognised gains and losses for the period	(13.9)	(5.4)	(1.1)	0.4	35.7
Shares issued	1.0	0.4	0.6	0.4	0.4
Goodwill previously written-off included in retained profit for the period	8.0	-	8.0	-	-
Net increase/(decrease) in equity shareholders’ funds in the period	(4.9)	(5.0)	7.5	0.8	36.1
Opening equity shareholders’ funds	196.7	160.6	184.3	154.8	160.6
Closing equity shareholders’ funds	191.8	155.6	191.8	155.6	196.7

Notes to the financial statements (continued)

9. Supplementary information for US Investors

Reconciliation to generally accepted accounting principles in the United States of America

The consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to operating profit/(loss) and net profit/(loss) for the period required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP.

	26 weeks to	26 weeks to	53 weeks to
	2 April	27 March	2 October
	2005	2004	2004
	£m (Unaudited)	£m (Unaudited)	£m

Retained profit/(loss) in accordance with UK GAAP	(6.6)	5.2	43.9
Items increasing/(decreasing) UK GAAP operating profit/(loss) (*):
- Goodwill amortisation	5.8	6.0	12.1
- Pension costs	(0.8)	(0.2)	(3.2)
- Deferred taxation	0.1	(4.2)	(25.9)
- Restructuring costs	1.0	(0.8)	(0.7)
- Share options	(1.4)	-	-
- Gain/(loss) on sale of businesses	7.1	-	-
- Other	0.6	0.5	(0.7)

Net profit/(loss) in accordance with US GAAP	5.8	6.5	25.5

Net profit/(loss) in accordance with US GAAP is represented by:
Continuing operations	7.0	4.6	23.5
Discontinued operations	(0.7)	(0.3)	(0.2)
Gain/(loss) on sale of discontinued operations	(0.5)	2.2	2.2
Net profit/(loss) in accordance with US GAAP	5.8	6.5	25.5

(*) All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation line item.

Description of differences
A discussion of the material variations in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with UK GAAP from the principles, practices and methods generally accepted in the US is provided in the Group’s Annual Report as of 2 October 2004. There have been no new material variations between UK GAAP and US GAAP accounting principles, practices and methods used in preparing these consolidated financial statements except as it relates to the restructuring charges recorded in the period, the disposal of Vent Master and stock based compensation for share options that have vested during the period. In respect of the restructuring charges, the difference between UK and US GAAP primarily relates to the timing of the recognition of certain components of the charge. In respect of the disposal of Vent Master, there is a presentation difference as the entity would be considered a discontinued operation under US GAAP. As such the operations would be disclosed in a single line item below operating income and net of tax. In respect of stock options, the Company applies the intrinsic value method of accounting to determine the appropriate charge to profit and loss. Under US GAAP (APB 25) the intrinsic value is determined on the options date of vesting, once all performance conditions have been satisfied. Under UK GAAP the intrinsic value is determined based on the options grant date.

Other unaudited financial information

(i) Reconciliation of like-for-like information for the 26 weeks to 2 April 2005

The effect of foreign exchange is calculated by retranslating prior year ongoing Food Equipment results at the rates used to translate current year results.

	26 weeks to 2 April 2005	Effect of Disposals 26 weeks to 2 April 2005	Pro-forma Adjusted 26 weeks to 2 April 2005	26 weeks to 27 March 2004	Effect of Disposals 26 weeks to 27 March 2004	Effect of Foreign Exchange	Like-for-like 27 March 2004	Like-for-like Increase/ (decrease)
a) Turnover	£m	£m	£m	£m	£m	£m	£m	%
Food Service Equipment - North America	190.9	(2.6)	188.3	179.3	(3.9)	(10.5)	164.9	14
Food Service Equipment - Europe/Asia	70.0	(1.7)	68.3	67.7	(2.3)	0.3	65.7	4

Global Food Service Equipment	260.9	(4.3)	256.6	247.0	(6.2)	(10.2)	230.6	11

Food Retail Equipment	47.3	-	47.3	43.5	-	(2.8)	40.7	16

Food Equipment	308.2	(4.3)	303.9	290.5	(6.2)	(13.0)	271.3	12

b) Operating profit before exceptional items, goodwill amortisation, property and corporate costs
Food Service Equipment - North America	22.2	0.2	22.4	20.3	(0.2)	(1.1)	19.0	18
Food Service Equipment - Europe/Asia	1.9	0.4	2.3	2.4	0.4	-	2.8	(18)

Global Food Service Equipment	24.1	0.6	24.7	22.7	0.2	(1.1)	21.8	13

Food Retail Equipment	1.7	-	1.7	2.4	-	(0.1)	2.3	(26)

Food Equipment	25.8	0.6	26.4	25.1	0.2	(1.2)	24.1	10

Reconciliation of like-for-like information for the 13 weeks to 2 April 2005

a) Turnover	£m	£m	£m	£m	£m	£m	£m	%
Food Service Equipment - North America	97.6	(0.8)	96.8	88.8	(2.0)	(3.3)	83.5	16
Food Service Equipment - Europe/Asia	34.9	(0.8)	34.1	33.9	(1.3)	0.3	32.9	4

Global Food Service Equipment	132.5	(1.6)	130.9	122.7	(3.3)	(3.0)	116.4	12

Food Retail Equipment	26.3	-	26.3	19.8	-	(0.8)	19.0	38

Food Equipment	158.8	(1.6)	157.2	142.5	(3.3)	(3.8)	135.4	16

b) Operating profit before exceptional items, goodwill amortisation, property and corporate costs
Food Service Equipment - North America	12.0	0.3	12.3	10.7	(0.1)	(0.4)	10.2	21
Food Service Equipment - Europe/Asia	1.0	0.1	1.1	1.3	0.2	-	1.5	(27)

Global Food Service Equipment	13.0	0.4	13.4	12.0	0.1	(0.4)	11.7	15

Food Retail Equipment	1.4	-	1.4	1.1	-	-	1.1	27

Food Equipment	14.4	0.4	14.8	13.1	0.1	(0.4)	12.8	16

(ii) Reconciliation of non-UK GAAP measures

	26 weeks to 2 April 2005	26 weeks to 27 March 2004	13 weeks to 2 April 2005	13 weeks to 27 March 2004	53 weeks to 2 October 2004
	£m	£m	£m	£m	£m
a) Adjusted Group operating profit/(loss)
Operating profit/(loss) Add back:	8.8	13.8	7.9	8.0	41.9
Goodwill amortisation	5.8	6.0	2.9	2.8	12.2
Exceptional items	6.1	-	0.9	-	3.2

Adjusted Group operating profit/(loss)	20.7	19.8	11.7	10.8	57.3

b) Adjusted Group profit/(loss) before tax
Profit/(loss) before tax Add back:	(4.2)	7.2	(2.3)	5.1	25.3
Goodwill amortisation	5.8	6.0	2.9	2.8	12.2
Exceptional items	13.5	(2.2)	8.3	(1.3)	3.7

Adjusted Group profit/(loss) before tax	15.1	11.0	8.9	6.6	41.2